EXHIBIT 99.1

Internet Gold Announced Receipt of Final Set of Transaction Documents from Searchlight

Ramat Gan, Israel – June 11, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD) today announced receipt from Searchlight Capital Partners (“Searchlight”) of a final form of SPA (the “SPA”) and transaction documents for the transaction between Searchlight together with an entity wholly owned by the Fuhrer family which was designated by Searchlight to be its Israeli partner (together with Searchlight, the “Purchasers”), B Communications Ltd. ("Bcom") and the Company (the “Transaction”).

The Transaction will include, inter alia, the sale by the Company of its entire holdings in Bcom for an aggregate amount of NIS 225 million and an investment by the Company in Bcom of up to NIS 345 million (comprised of the NIS 225 million to be paid by the Purchasers to the Company and an additional amount of NIS 120 million). Pursuant to the Transaction, the Company shall receive NIS 310 million par value of Series C debentures of Bcom as well as such number of ordinary shares of Bcom (the ”Bcom Ordinary Shares”) that equals (i) NIS 35 million divided by (ii) the price per share calculated as the lesser of (i) NIS 4.80, and (ii) the volume-weighted average price per share of Bcom Ordinary Share on Nasdaq over the thirty (30) trading days preceding the trading day immediately prior to the date of the Agreement (the “Price Per Share”).

Upon the closing of the Transaction, the Purchasers are to also invest an additional amount of NIS 260 million in Bcom in consideration for Bcom Ordinary Shares, the number of which shall be calculated based on the Price Per Share.

In addition, Bcom will offer its shareholders (other than the Company) the right to subscribe for additional ordinary shares in an aggregate amount of up to NIS 35 million (the “Aggregate Offering Amount”) at the Price Per Share. Any part of the Aggregate Offering Amount not subscribed by Bcom’s shareholders will be subscribed by Searchlight.

Pursuant to the Transaction, certain amendments of Bcom’s Series C debentures will become effective and Bcom will issue new Series D debentures.

The SPA includes, inter alia, representations by the Company, including with respect of authorization to enter into the transaction, required consents, certain representations relating to Bcom and representations relating to undisclosed proceedings. The SPA further provides for certain covenants by the parties during the period between signing and closing, including, exclusivity, making the required filings with the Ministry of Communications, obtaining of a court approval and the approval of the shareholders of Bcom, as well as certain restricted actions by the Company, Bcom or Bezeq.

The SPA includes certain conditions to closing, including the receipt of a court approval, the issuance of a control permit to the Purchasers from the Ministry of Communications, antitrust approvals, absence of material adverse effect, designation of board members on behalf of the Purchasers on Bcom and Bezeq, and minimum liquidity and maximum indebtedness of Bcom upon closing.

The Transaction documents will be discussed and voted upon during the coming days, by both the Company’s and Bcom’s debenture holders. Our board of directors will also discuss the main terms.

There is no certainty that the Transaction will be approved, executed or consummated.

A copy of the drafts of the Transaction documents as received by Searchlight, which reflect Searchlight’s proposed terms of the Transaction and the Transaction documents, is being submitted to the U.S. Securities and Exchange Commission on Form 6K.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. We will not make any public offering of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000